Exhibit 99.1

Nova Minerals Extinguishes Nebari Debt to Unlock Antimony and Gold Potential

Caufield, Australia, January 8, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to advise that the Company has reached an agreement with Nebari Gold Fund 1, LLP (Nebari) for the elimination of its existing convertible debt-facility (Nebari Note), by way of Nebari’s conversion of the full outstanding balance of the Nebari Note into the Company’s ordinary shares (Ordinary Shares). The elimination of the Nebari Note comes shortly after the Company’s sale of its non-core investment in Snow Lake Resources Limited (Snow Lake) which realized gross proceeds (Snow Lake Proceeds) of US$6.73M (AU$10.85M). Nebari’s intent is to continue its partner role, now as a supportive shareholder, as the Company potentially unlocks future value in the Company’s Estelle Gold and Critical Minerals Project. Nebari will convert the outstanding balance of the Nebari Note of approximately US$5.42m into Ordinary Shares at A$0.25 per share in accordance with the terms of the Nebari Note, which was originally issued in November 2022 and the terms of which were amended pursuant to a September 2024 Variation Agreement reducing the conversion price to A$0.25, which Variation Agreement was approved by the Company’s shareholders at its Annual General Meeting which was held on 14 November 2024. In the Company’s 2 January 2025 press release, it stated its intention to use $4 million of the Snow Lake Proceeds to reduce its outstanding obligation under the Nebari Note. Due to the full conversion of the Nebari Note into Ordinary Shares, the Company will retain all the Snow Lake Proceeds and intends to utilize such funds for development of its Estelle Gold and Critical Minerals Project. With a further A$795,761 (US$494,088) in proceeds received from the exercise of NASDAQ warrants to purchase 68,000 ADS (representing 4,080,000 ordinary shares) since 1 January 2025, the Company now holds ~A$16m (~US$9.9m) in cash reserves (based on a conversion rate of A$1 to US0.6209 which was the noon buying rate of the Federal Reserve Bank of New York on January 2, 2025). The Company intends to utilize these cash reserves to accelerate its development plans for its Estelle Gold and Critical Minerals Project. Pursuant to Nebari’s conversion, the conversion date will be 13 January 2025 and the aggregate principal amount to be converted (in Australian dollars) will be based upon the AUD:USD exchange rate on 10 January 2025 according to the terms of the Nebari Note. The Company will file a Report of Foreign Issuer on Form 6-K disclosing the amount of Ordinary Shares issued to Nebari following conversion of the Nebari Note.

Nova CEO, Christopher Gerteisen commented: “We believe this conversion is a serious vote of confidence by Nebari, which brings us a step closer to realizing our vision which is to concurrently develop Estelle into a tier one gold asset and to help secure a U.S. domestic supply chain for the strategically important mineral antimony. Nova is delighted to have the support of Nebari. Nebari has been involved with Nova for over 2 years and during that time, Nebari has demonstrated a strong understanding of the industry and challenges involved in bringing new projects to fruition, building on its reputation as a highly respected and experienced financier of precious metals and other mining projects globally. We look forward to continually working with Nebari in the operational phase of the project.

Establishing a domestic source of the critical mineral antimony is more important than ever, and we stand ready to responsibly produce critical resources here at home and help strengthen America’s national and economic security.

With a solid cash backing and zero debt now, 2025 is looking to be an exciting and transformational year for the Company as we continue to advance both our gold and antimony assets in unison towards production.”

Nebari Senior Managing Director, Roderik van Losenoord, commented: “At Nebari, we are exclusively focused on sustainable financing solutions within the mining sector. Taking a partner approach is at the heart of what we do, and this allows us to work with our borrowers to accelerate growth and realize value.

Nebari expresses its confidence in Nova by converting our facility, which now leaves Nova debt free, ensuring all capital can be used for the development of its numerous opportunities at the Estelle Gold and Critical Minerals Project. We’d like to thank everyone involved at Nova and the strong relationship we have formed. We look forward to continuing our role as a supportive shareholder and potential future further funding partner, as Estelle continues along its path towards production.”

Nebari co-founder, Clark Gillam further comments: “As an Alaskan, I can’t think of a better show of support to Nova than exercising our debt and converting to equity. It shows Nebari’s confidence in the quality and future value of Nova’s assets, Nova’s great team of professionals and Alaska as a State where sustainable mining projects for future-critical minerals, can be developed.”

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196